UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No ______)


                              Comstock Mining, Inc.
                           ------------------------------
                                  Name of Issuer

                                   Common Stock
                     ---------------------------------------
                          (Title of Class of Securities)

                                    205750102
                                   ------------
                                   CUSIP Number


                                 John V. Winfield
                             The InterGroup Corporation
                          10940 Wilshire Blvd., Suite 2150
                           Los Angeles, California 90024
                                  (310) 889-2500
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                  October 20, 2010
                                 ------------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 205750102                                                   Page 2
-----------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
-----------------------------------------------------------------------------
3.   SEC Use Only

-----------------------------------------------------------------------------
4.   Source of Funds

     PF
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     U.S.
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         66,540,464(Item 5)
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           103,113,303 (Item 5)
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           66,540,464 (Item 5)
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               103,113,303
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     169,653,767 Voting Shares of Common Stock (See Item 5)
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     76.0% (See Item 5)
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
-----------------------------------------------------------------------------

CUSIP No. 205750101                                                   Page 3
-----------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     The InterGroup Corporation                         13-3293645
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
-----------------------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------------------
4.   Source of Funds

     WC
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         0
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           51,137,530 (Item 5)
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           0
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               51,137,530 (Item 5)
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     51,137,530 Voting Shares of Common Stock (See Item 5)
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     22.9% (See Item 5)
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
-----------------------------------------------------------------------------

 CUSIP No. 205750101                                                   Page 4
-----------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     Santa Fe Financial Corporation                       95-2452519
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
-----------------------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------------------
4.   Source of Funds

     WC
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Nevada
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         0
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           17,553,166 (Item 5)
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           0
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               17,553,166 (Item 5)
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     17,553,166 Voting Shares of Common Stock (See Item 5)
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     7.9% (See Item 5)
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
-----------------------------------------------------------------------------

CUSIP No. 205750102                                                   Page 5
-----------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     Portsmouth Square, Inc.                         94-1674111
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
-----------------------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------------------
4.   Source of Funds

     WC
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     California
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         0
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           34,422,607 (Item 5)
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           0
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               34,422,607 (Item 5)
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     34,422,607 Voting Shares of Common Stock (See Item 5)
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     15.4% (See Item 5)
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
-----------------------------------------------------------------------------

Item 1.   Security and Issuer
          -------------------

          The class of equity securities to which this Schedule 13D relates is the Common Stock ("the Common Stock") of Comstock Mining, Inc., a Nevada corporation ("Comstock" or the "Issuer"). The address of the principal executive offices of the Issuer is 1200 American Flat Road, Virginia City, Nevada 89440.


Item 2.   Identity and Background
          -----------------------

          John V. Winfield's business address is 10940 Wilshire Blvd., Suite 2150, Los Angeles, CA 90024. Mr. Winfield principal occupation is President, Chief Executive Officer and Chairman of the Board of The InterGroup Corporation and its consolidated subsidiaries Santa Fe Financial Corporation and Portsmouth Square, Inc. Mr. Winfield has not been subject to any proceedings requiring disclosure under sections (d) and (e) of this Item. Mr. Winfield is a citizen of the United States.

          The InterGroup Corporation ("InterGroup") is a Delaware corporation with its principal place of business at 10940 Wilshire Blvd., Suite 2150, Los Angeles, CA 90024. InterGroup is a public company (NASDAQ: INTG) The principal business of InterGroup is to own and operate multi-family residential property and other real estate. Attached hereto as Appendix A is a schedule setting forth the executive officers and directors of InterGroup. InterGroup and/or any of its named executive officers and directors have not been subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item.

          The Santa Fe Financial Corporation ("Santa Fe") is a Nevada corporation with its principal place of business at 10940 Wilshire Blvd., Suite 2150, Los Angeles, CA 90024. Santa Fe is a public company (OTCBB: SFEF) and a 76%-owned subsidiary of InterGroup. The principal business of Santa Fe is to own and operate real estate. Attached hereto as Appendix B is a schedule setting forth the executive officers and directors of Santa Fe. Santa Fe and/or any of its named executive officers and directors have not been subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item.

          The Portsmouth Square, Inc. ("Portsmouth") is a California corporation with its principal place of business at 10940 Wilshire Blvd., Suite 2150, Los Angeles, CA 90024. Portsmouth is a public company (OTCBB: PRSI) and a 68.8%-owned subsidiary of Santa Fe. InterGroup owns an additional 11.7% of Portsmouth. The principal business of Portsmouth is to own and operate real estate, primarily a San Francisco hotel, through a limited partnership. Attached hereto as Appendix C is a schedule setting forth the executive officers and directors of Portsmouth. Portsmouth and/or any of its named executive officers and directors have not been subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Mr. Winfield used personal funds to purchase the shares of Common Stock reported herein. InterGroup, Santa Fe and Portsmouth used working capital as its source of funds to purchase the shares of Common Stock. See Item 4 below regarding the exchange of notes, convertible notes and debt instruments for preferred stock.


Item 4.   Purposes of Transactions.
          ------------------------

          On October 20, 2010, Mr. Winfield, InterGroup, Santa Fe and Portsmouth exchanged an aggregate of approximately $20,912,000 in notes, convertible notes and debt instruments that they held in Comstock for a total of 20,912 shares of newly created 7 1/2% Series A-1 Convertible Preferred Stock (the "A-1 Preferred") of the Issuer. Of that amount, 7,681 shares of A-1 Preferred were issued to Mr. Winfield, 6,572 shares were issued to InterGroup, 2,249, shares were issued to Santa Fe and 4,410 shares were issued to Portsmouth. Together, Mr. Winfield, InterGroup, Santa Fe and Portsmouth constitute all of the holders of the A-1 Preferred.

          Each share of A-1 Preferred has a stated value of $1,000 per share and a liquidation and change of control preference equal to the stated value plus accrued and unpaid dividends. Commencing January 1, 2011, the holders are entitled to semi-annual dividends at a rate of 7.5% per annum, payable in cash, common stock preferred stock or any combination of the foregoing, at the election of Comstock. At the holder's election, each share of A-1 Preferred is convertible at a fixed conversion rate (subject to anti dilution) into 1,536 shares of common stock of Comstock, therefore converting into common stock at a conversion price of $0.6510. Each share of A-1 Preferred will entitle the holder to vote with the holders of common stock as a single class on all matters submitted to the vote of the common stock (on an as converted basis) and, for purposes of voting only, each share of A-1 Preferred shall be entitled to five times the number of votes per common share to which it would otherwise be entitled. Each share of Series A-1 Preferred shall entitle its holder to one
(1) vote in any matter submitted to vote of holders of Preferred Stock, voting as a separate class. The A-1 Preferred, in conjunction with the other series of newly created Preferred Stock of Comstock discussed below, also has certain rights requiring consent of the Preferred Stock holders for Comstock to take certain corporate and business actions. The holders will have registration rights with respect to the shares of common stock underlying the A-1 Preferred and also preemptive rights, In addition, so long as the holders of the A-1 Preferred hold 25% or more of the total Preferred Stock of Comstock, (i) Mr. Winfield will be a member of Comstock's board of directors and (ii) the A-1 Preferred holders will have the right, upon written request to Comstock, to nominate a member of Comstock's board of directors who meet the definition of an "independent" director" and other requirements. The foregoing description of the Certificate of Designation of Preferences and Rights and Limitations of 7 1/2% Series A-1 Convertible Preferred Stock, attached to this report as Exhibit A.

          Concurrent with the exchange of the convertible debt held by Mr. Winfield, InterGroup, Santa Fe and Portsmouth for A-1 Preferred, Comstock also exchanged approximately $8,483,000 of other senior indebtedness for 8,483 shares of newly created 7 1/2% Series A-2 Convertible Preferred Stock (the A-2 Preferred") and issued 35,750 shares of 7 1/2% Series B Convertible Preferred Shares (the "B Preferred") as part of a new equity raise of $35.75 million in gross proceeds ($32 million, net of commissions and transaction related expenses). Each share of A-2 Preferred is convertible into 1,536 shares of common stock and each share of B Preferred is convertible into 606 shares of common stock, both at a fixed conversion rate (subject to anti dilution adjustments). Each share of A-2 Preferred and B Preferred will entitle the holder to vote with the holders of common stock as a single class on all matters submitted to the vote of the common stock on an as converted basis. Each share of A-2 Preferred and B Preferred shall also entitle its holder to one (1) vote in any matter submitted to vote of holders of Preferred Stock, voting as a separate class. Following these transactions, the A-1 Preferred will constitute approximately 32.1% of the total Preferred stock of Comstock.

          As long as 25% or more of the Preferred Stock issued on or prior to October 20, 2010 is outstanding, Comstock will not be permitted (subject to limited exceptions) without the consent of the Preferred Stock, to incur indebtedness, grant liens, repurchase more than 5% of the common stock outstanding, enter into any transaction with an affiliate of Comstock which is not on an arm's length basis, enter into transactions with affiliates of officers or directors that provide for the payment of services in securities of Comstock, amend its certificate of incorporation, by-laws, or a certificate of designations of the Preferred Stock in a manner that adversely affects the interests of the Preferred Stock, issue new series of preferred stock, pay dividends on equity junior to the Preferred Stock, adopt an executive equity incentive plan which provides for the issuance of not greater than 6.0% of the fully diluted equity of the Company, enter into any transaction for the sale or pledge of a material asset of Comstock, approve or consent to the initiation of a bankruptcy proceeding or issue any securities of the Comstock in exchange for services to a consultant. A majority of the Preferred Stock is generally required to provide consent; provided, that the holders of the A-1 Preferred must be part of that majority so long as they hold 25% or more of the Preferred Stock.

          In addition, as long as at least 25% of the Preferred Stock issued on or prior to October 20, 2010, is still outstanding, and as long as the holders of the A-1 Preferred still hold at least 25% of the Preferred Stock, Comstock shall not, without the affirmative vote of the holders of the A-1 Preferred, enter into any transaction for the acquisition of any business, property or asset pursuant to which Comstock will incur indebtedness to finance such acquisition in principal amount in excess of $500,000, pay any dividends to holders of Preferred Stock in cash in an amount to exceed $500,000, engage in a private placement or public offering of any common stock or common stock equivalents of the Comstock, enter into a Change of Control Transaction (as defined in each certificate of designation) or enter into any transaction that would constitute a Fundamental Transaction (as defined in each certificate of designation).

          On October 20, 2010, Mr. Winfield and DWC Resources, Inc. (a company controlled by Mr. Winfield) entered into a Limited Liability Company Operating Agreement ("Operating Agreement") for Northern Comstock LLC ("Northern

Comstock"), a newly formed Nevada limited liability company. Pursuant to the Operating Agreement, Comstock will obtain the exclusive rights of production and exploration over certain property owned by DWC Resources, Inc. in Storey County, Nevada (the "DWC Property") and two parcels leased by Mr. Winfield from the Sutro Tunnel Company in Storey County, Nevada (the "Sutro Property") and Virginia City Ventures, Inc. (the "VCV Property"). Pursuant to the terms of the Operating Agreement, DWC Resources, Inc. will contribute the DWC Property to Northern Comstock, Mr. Winfield will contribute his rights to the Sutro Property and the VCV Property to Northern Comstock and Comstock will contribute
862.5 shares of A-1 Preferred and its services in the area of mine exploration, development and production to Northern Comstock. The terms of the Operating Agreement provide that on each anniversary of the Operating Agreement, up to and including the thirty-ninth (39th) anniversary, the Comstock will make additional capital contributions in the amount of $862,500.00, in the form of shares of A-1 Preferred or cash upon request of Northern Comstock. Under certain circumstances, the additional capital contributions can be accelerated.

          The Operating Agreement further provides Comstock with the exclusive rights of development, production, mining and exploration on the respective properties and requires the Comstock to make certain capital expenditures toward that end. Under the terms of the Operating Agreement (i) all cash flows from the bullion or other minerals recovered from the ore mined out of the ground but untreated and minerals produced from the milling or reduction of ore to a higher grade produced from the DWC Property, Sutro Property or VCV Property, as applicable, or finished products produced from any such property, will be distributed to Comstock after certain distributions to the other members of Northern Comstock; (ii) an annual distribution of 500 and 362.5 shares of A-1 Preferred will be set aside for distribution to DWC Resources, Inc. and Mr. Winfield, respectively, but such distribution will be retained by Northern Comstock unless DWC Resources, Inc. and Mr. Winfield otherwise instruct the Company to distribute the shares to them; and (iii) all other distributions of cash or other property of Northern Comstock shall be permitted only with the prior written consent of all members. The foregoing description of the Operating Agreement, and the specific terms of the Operating Agreement, is qualified in its entirety by reference to the provisions of the Operating Agreement attached to this report as Exhibit B.

          On October 20, 2010, Comstock made its contribution of 862.5 shares of A-1 Preferred to Northern Comstock. As the Manager of Northern Comstock, Mr. Winfield has the sole voting power over the shares of A-1 Preferred owned by Northern Comstock and the Common Stock represented thereby.

          Mr. Winfield, InterGroup, Santa Fe have acquired the securities of Issuer for investment purposes. Although neither Mr. Winfield nor InterGroup have any present intention to do so, Mr. Winfield or InterGroup may make additional purchases of the securities of Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer's business prospects and financial condition, the market for securities, other available investment opportunities, money and other stock market conditions and other future developments. Depending on these factors, Mr. Winfield and/or InterGroup may decide at any time to sell all or part of their holdings of the Issuer's securities in one or more public or private transactions.

          Other than discussed above, Mr. Winfield, InterGroup, Santa Fe and/or Portsmouth do not have any present plan or proposal that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) As of October 29, 2010, Mr. Winfield owns the following securities of the Issuer: (1) 607,634 shares of Common Stock; (2) 318,750 vested warrants to purchase 318,750 shares of Common Stock; (3) 7,681 shares of A-1 Preferred, representing 11,798,016 shares of Common Stock (on an as converted basis) and which have the voting power of 58,990,080 shares of Common Stock on matters to be voted on by the holders of Common Stock. In addition, Mr. Winfield has the sole voting power over 862.5 shares of A-1 Preferred owned by Northern Comstock, representing 1,324,800 shares of Common Stock (on an as converted basis) and which have the voting power of 6,624,000 shares of Common Stock on matters to voted on by the holders of Common Stock. Those securities represent a total of 66,540,464 voting shares and constitute approximately 29.8% of the voting power of the Common Stock of the Issuer.

          As of October 29, 2010, InterGroup owns the following securities of the Issuer: (1) 537,070 shares of Common Stock; (2) 127,750 vested warrants to purchase 127,500 shares of Common Stock; (3) 6,572 shares of A-1 Preferred, representing 10,094,592 shares of Common Stock (on an as converted basis) and which have the voting power of 50,472,960 shares of Common Stock on matters to be voted on by the holders of Common Stock. Those securities represent a total of 51,137,530 voting shares and constitute approximately 22.9% of the voting power of the Common Stock of the Issuer.

         As of October 29, 2010, Santa Fe owns the following securities of the
Issuer: (1) 217,096 shares of Common Stock; (2) 63,750 vested warrants to purchase 63,750 shares of Common Stock; (3) 2,249 shares of A-1 Preferred, representing 3,454,464 shares of Common Stock (on an as converted basis) and which have the voting power of 17,272,320 shares of Common Stock on matters to be voted on by the holders of Common Stock. Those securities represent a total of 17,553,166 voting shares and constitute approximately 7.9% of the voting power of the Common Stock of the Issuer.

          As of October 29, 2010, Portsmouth owns the following securities of the Issuer: (1) 426,307 shares of Common Stock; (2) 127,750 vested warrants to purchase 127,500 shares of Common Stock; (3) 4,410 shares of A-1 Preferred, representing 6,773,760 shares of Common Stock (on an as converted basis) and which have the voting power of 33,868,800 shares of Common Stock on matters to be voted on by the holders of Common Stock. Those securities represent a total of 34,422,607 of the voting shares and constitute approximately 15.4% of the voting power of the Common Stock of the Issuer.

          (b) Mr. Winfield has the sole voting and disposition power over the shares of Common Stock, warrants and A-1 Preferred owned by him. As Chairman, Present and CEO of InterGroup, Santa Fe and Portsmouth, Mr. Winfield can be deemed to have shared power with those entities to direct the voting and disposition of the Common Stock, warrants and A-1 Preferred of Issuer owned by InterGroup, Santa Fe and Portsmouth. Thus, Mr. Winfield may be deemed to beneficially own for purposes of Section 13D of the Exchange Act, approximately 76% of the voting power of the Common Stock of the Issuer.

          The above percentages were determined based on the Issuer's disclosures in its Current Report on Form 8-K, dated October 20, 2010, that it would have approximately 88,600,000 shares of Common Stock outstanding (on a converted basis) after the transactions discussed above. After giving effect to the five times voting rights afforded the holders of the A-1 Preferred and assuming the exercise of the warrants, Comstock would have approximately 223,046,000 voting shares outstanding.

          (c) In addition to the transactions discussed above, the following transactions in the Common Stock were effected during the past 60 days by InterGroup, Santa Fe and Portsmouth.
                                        Average
                                       Price per
Identity        Date        Amount       Share          Nature of Transaction
----------     --------    -------     ---------        ---------------------
InterGroup     10/20/10    265,792       $2.00          Exercise of Warrants*
Santa Fe       10/20/10    173,883       $2.00          Exercise of Warrants*
Portsmouth     10/20/10    365,254       $2.00          Exercise of Warrants*

* All transactions were cashless exercises of warrants.

          (d) No person other than Mr. Winfield, with respect to his shares, or InterGroup, Santa Fe and Portsmouth with respect to their shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

          (e)  Not Applicable.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------------

         The information disclosed in Item 4 of this Schedule 13D relating to contracts, agreements, understandings or relationships with respect to the securities of the Issuer is incorporated into this Item 6.



Item 7.  Material to be Filed as Exhibits
         --------------------------------

         The information disclosed in Item 4 of this Schedule 13D is incorporated by reference into this Item 7. The following documents are filed as Exhibits to this report.

Exhibit A - Certificate of Designation of Preferences and Rights and
            Limitations of 7 1/2% Series A-1 Convertible Preferred Stock

Exhibit B - Northern Comstock LLC Limited Liability Company Operating Agreement

                               SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 1, 2010               /s/ John V. Winfield
        ----------------               ---------------------------
                                           John V. Winfield


                                      THE INTERGROUP CORPORATION

Dated:  November 1, 2010           by /s/ John V. Winfield
        ----------------              ---------------------------
                                      John V. Winfield, Chairman,
                                      President and CEO


                                      SANTA FE FINANCIAL CORPORATION

Dated:  November 1, 2010           by /s/ John V. Winfield
        ----------------              ---------------------------
                                      John V. Winfield, Chairman,
                                      President and CEO


                                      PORTSMOUTH SQUARE, INC.

Dated:  November 1, 2010           by /s/ John V. Winfield
        ----------------              ---------------------------
                                      John V. Winfield, Chairman,
                                      President and CEO

                                APPENDIX A

                         THE INTERGROUP CORPORATION
                       Executive Officers and Directors*



John V. Winfield   -  Chairman of the Board, President and Chief Executive
                      Officer, The InterGroup Corporation, Santa Fe Financial
                      Corporation and Portsmouth Square, Inc.
                      Citizenship: United States

William J. Nance   -  Director. Principal Occupation: Certified Public
                      Accountant ("CPA") and Consultant.
                      Citizenship: United States

Gary N. Jacobs     -  Secretary and Director. Principal Occupation: Attorney at
                      Law
                      Citizenship: United States

John C. Love       -  Director. Principal Occupation: Retired CPA, Independent
                      consultant to the hospitality and tourism industries;
                      real estate broker.
                      Citizenship: United States

Joseph A. Grunwald -  Vice Chairman of the Board.  Principal Occupation:
                      Industrial, commercial and residential real estate developer.
                      Citizenship: Belgium

David C. Gonzalez  -  Vice President Real Estate, The InterGroup Corporation.
                      Citizenship: United States

David T. Nguyen    -  Treasurer and Controller, Certified Public Accountant.
                      Citizenship: United States.

Michael G. Zybala  -  Assistant Secretary and General Counsel.
                      Citizenship: United States

* Business Address: The business address for all executive officers and directors is c/o The InterGroup Corporation, 10940 Wilshire Blvd., Suite 2150, Los Angeles, CA 90024.

                                APPENDIX B

                        SANTA FE FINANCIAL CORPORATION
                       Executive Officers and Directors*



John V. Winfield   -  Chairman of the Board, President and Chief Executive
                      Officer, The InterGroup Corporation, Santa Fe Financial
                      Corporation and Portsmouth Square, Inc.
                      Citizenship: United States

William J. Nance   -  Director. Principal Occupation: Certified Public
                      Accountant ("CPA") and Consultant.
                      Citizenship: United States

John C. Love       -  Director. Principal Occupation: Retired CPA, Independent
                      consultant to the hospitality and tourism industries;
                      real estate broker.
                      Citizenship: United States

David T. Nguyen    -  Treasurer and Controller, Certified Public Accountant.
                      Citizenship: United States.

Michael G. Zybala  -  Vice President, Secretary and General Counsel.
                      Citizenship: United States

* Business Address: The business address for all executive officers and directors is c/o Santa Fe Financial Corporation, 10940 Wilshire Blvd., Suite 2150, Los Angeles, CA 90024.

                                 APPENDIX C

                            PORTSMOUTH SQUARE, INC.
                       Executive Officers and Directors*



John V. Winfield   -  Chairman of the Board, President and Chief Executive
                      Officer, The InterGroup Corporation, Santa Fe Financial
                      Corporation and Portsmouth Square, Inc.
                      Citizenship: United States

William J. Nance   -  Director. Principal Occupation: Certified Public
                      Accountant ("CPA") and Consultant.
                      Citizenship: United States

Jerold R. Babin    -  Director. Principal Occupation: Retail Securities
                      Broker, Retired First Vice President Wells Fargo
                      Advisors.
                      Citizenship: United States

John C. Love       -  Director. Principal Occupation: Retired CPA, Independent
                      consultant to the hospitality and tourism industries;
                      real estate broker.
                      Citizenship: United States

Joseph A. Grunwald -  Director.  Principal Occupation:
                      Industrial, commercial and residential real estate developer.
                      Citizenship: Belgium

David T. Nguyen    -  Treasurer and Controller, Certified Public Accountant.
                      Citizenship: United States.

Michael G. Zybala  -  Vice President, Secretary and General Counsel.
                      Citizenship: United States

* Business Address: The business address for all executive officers and directors is c/o Portsmouth Square, Inc., 10940 Wilshire Blvd., Suite 2150, Los Angeles, CA 90024.